GeoTraq, Inc.

1200 Westlake Ave. N. Suite 607

Seattle, WA 98109

November 3, 2014

Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: GeoTraq, Inc.

Registration Statement on Form S-1

Filed September 25, 2014

File No. 333-198945

Dear Mr. Spirgel:

We have set forth below the responses of GeoTraq, Inc. (the Company) to the comments detailed in the letter from you to Gregg Sullivan dated October 20, 2014 with respect to the above referenced registration statement and documents incorporated therein.

General

1. We note your statement that you are an “emerging growth company.” Section 101(d) of the JOBS Act provides an “effective date” for the definition of emerging growth company: an “issuer shall not be an emerging growth company for purposes of [the Securities Act and the Exchange Act]…if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.” We note that on December 22, 2014 there was issued a Notice of Effectiveness with respect to a registration statement on Form S-1 (333-170982) filed by your predecessor, Mobile Data Corp. Please tell us how you determined that you qualify as a “emerging growth company.”

Response:  The prospectus has been amended to remove mention of GeoTraq qualifying as an emerging growth company under the JOBS act. The section has been removed from page 5 and the risk factors #27 and #28 on pages 11 and 12 have been changed to different risks described below.

2. Please advise us whether you will register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants and you may not have an ongoing periodic reporting obligation.

Response:  Risk factor #28 on page 12 has been changed to read:

We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, which will require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs will negatively affect our ability to earn a profit.

Following the effective date of the registration statement in which this prospectus is included, we will file a Registration Statement on Form 8-A to register our common stock as a class of securities under the Securities Exchange Act of 1934 and be required to file periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the rules and regulations thereunder. In order to comply with such requirements, our independent registered auditors will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. Factors such as the number and type of transactions that we engage in and the complexity of our reports cannot accurately be determined at this time and may have a major negative effect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit.

Prospectus Cover Page

3. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

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Has not received enough proceeds from the offering to begin operations; and

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Has no market for its shares.

Response:  The prospectus has been amended to include “Since there is no minimum number of shares required to be sold by GeoTraq the company may receive no proceeds or very minimal proceeds from the offering. Should this occur, GeoTraq will not have enough working capital to continue as a going concern and potential investors may end up holding shares in a company with no operations or no market for its shares.” on the cover page, in the summary on Page 5, in Risk #21 on Page 10, and Analysis of Financing Scenarios on Page 14.

4. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

Response:  Revisions have been made to include 10%, 50% and 75%.

5. We believe that you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Response:  On the cover page (page 3) we have added “We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Because we are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by us in any subsequent unregistered offering.  This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.”

In the Prospectus Summary on page 5 we included “Because we are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by us in any subsequent unregistered offering.  This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.”

Also, risk factor #27 on page 11 now reads:

Because we are a shell company, it will likely be difficult for us to obtain additional financing by way of private offerings of our securities.

We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations.  Accordingly, the holders of securities purchased in private offerings of our securities we make to investors will not be able to rely on the safe harbor from being deemed an underwriter under SEC Rule 144 in order to resell their securities. This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.

The “Rule 144 Shares” section on page 27 has been changed to:

“As of the date of this prospectus, we have 58,516,528 shares of common stock issued and outstanding.  Greg Sullivan, our President and Chief Executive Office, and sole director, beneficially owns 30,900,900 shares of our common stock, which amounts to 52.8% of the issued and outstanding shares of common stock. The shares held by Mr. Sullivan are currently restricted from trading under Rule 144. They will only be available for resale, within the limitations of Rule 144, to the public if:

(i) We are no longer a shell company as defined under section 12b-2 of the Exchange Act. A “shell company” is defined as a company with no or nominal operations, and with no or nominal assets or assets consisting solely of cash and cash equivalents;

(ii) We have filed all Exchange Act reports required for at least 12 consecutive months; and

(iii) If applicable, at least one year has elapsed from the time that we file current Form 10-type of information on Form 8-K or other report changing our status from a shell company to an entity that is not a shell company.

At present, we are considered to be a shell company. If we subsequently meet these requirements, our officer and director would be entitled to sell within any three month period a number of shares that does not exceed the greater of: 1% of the number of shares of our common stock then outstanding, or the average weekly trading volume of our common stock during the four calendar weeks, preceding the filing of a notice on Form 144 with respect to the sale for sales exceeding 585,165 shares or an aggregate sale price in excess of $50,000. If fewer shares at lesser value are sold, no Form 144 is required.”

6. Please disclose that your officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act to participate in this offering and that they satisfy all the requirements of that rule.

Response:  The following has been added to the “Plan of Distribution” on page 17:

“In connection with the Company’s selling efforts in the offering, each of Greg Sullivan, Greg Gotvald and Judson Cutler will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of Greg Sullivan, Greg Gotvald or Judson Cutler is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act.”

Prospectus Summary, page 5

7. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

Response:  The following has been added to the Summary on Page 5:

“GeoTraq has recently entered into an agreement with a third party developer to design the hardware prototype and demonstration platform. The estimated time to completion is ten weeks for an Alpha device and ten more weeks for ten working Beta modules.  The module, firmware and platform development process is expected to cost $60,000 followed by 30 days of testing, certification and licensing for another $125,000.  Multiple manufacturing options have been identified by both GeoTraq and the developer and discussions have taken place with GSM carriers, gateway services and network operators to support the product and service.”

8. Please summarize how you intend to generate revenue from your operations.

Response:  The summary has been amended to include: “GeoTraq plans to initially sell the Cell-ID module for $16 each and will charge between $1.00 - $10.00 per month for service and $0.10 - $10.00 per look-up request depending on the customer’s application.”

9. Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting. For example, we note that the estimated cost for this offering exceeds $12,000.

Response:  The summary has been amended to include: ‘Management’s decision to raise additional capital via another equity offering was based on the amount of money needed to take advantage of the market potential and the expensive cost of capital from the private sector.  Bank loans were not an option since the company does not have any revenue and private equity deals would be extremely dilutive.  The added expenses of $4,000 a year for auditing, $4,000 a year for reporting and $8,000 for this filing was much more cost effective than the alternatives.  In addition, being an up to date reporting company adds shareholder value.”

10. Disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Response:  At the bottom of Page 5 we have added “Management has every intention to increase shareholder value through the development, manufacture and sales of its products.  Neither the company, officers, directors nor affiliates intend for the company to be used as a conduit for a private company to become a public reporting company.’

Risk Factors, page 6

11. We note that your sole officer and director has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

Response:  Gregg Sullivan is not the sole officer as there is a Chief Operations Officer and a Chief Financial Officer.  We have amended the Risk factors to include a #29 on page 12:

The CEO and sole director has no experience with accounting or preparing financial statements.

Gregg Sullivan, the company’s CEO and sole director, has no significant experience with accounting or preparing financial statements and must rely on the expertise and guidance of the CFO and the auditors.  This adds importance to the corporate governance structure of the financial reporting process as discussed in #25 above.

12. Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

Response:  We have amended the Risk factors to include a #30:

The current management team lacks experience running a public company that is a reporting company with the SEC.

GeoTraq’s management has never run a public company that is a reporting company with the Securities and Exchange Commission.  As such management may be unaware of some rules, regulations, forms or filings required for the company to maintain its reporting status.  This could result in delays in reporting or loss of good standing.

13. Overall, please revise this section to eliminate generic risks and risks that do reflect that you are a development stage business. For example, the risk factor “If GeoTraq encounters issues with its manufacturers...” However, we note that your operations have not generated any revenue to date. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflect your state of development.

Response:  We do not feel that any of the risks are generic and that they do pertain to us. To reference your example above, GeoTraq has been in discussions with multiple manufacturers and has received bids to produce the product.  To address your concerns we have changed the wording to future tense such as “will rely” and “future manufacturers” so as not to convey that we are currently manufacturing anything.

Description of Business, page 22

14. Please revise your description of your business to provide a more detailed discussion of your business plan for the next twelve months. For example, please clarify that you have not yet developed any products. In addition, please expand the discussion of the steps necessary to develop and commercialize your products, including the estimated time and expense of each development step. This discussion should address your current lack of funding necessary to develop your products and your officers and directors’ lack of experience and technical expertise in this industry.

Response:  In the first line of “Plan of Operations” on page 23 we have added “and has not yet developed or produced any products” and “does not currently have enough funds to complete Phase 1.”

As in the summary section above we have added:

“GeoTraq has recently entered into an agreement with a third party developer to design the hardware prototype and demonstration platform. The estimated time to completion is ten weeks for an Alpha device and ten more weeks for ten working Beta modules.  The module, firmware and platform development process is expected to cost $60,000 followed by 30 days of testing, certification and licensing for another $125,000.  Multiple manufacturing options have been identified by both GeoTraq and the developer and discussions have taken place with GSM carriers, gateway services and network operators to support the product and service.

GeoTraq plans to initially sell the Cell-ID module for $16 each and will charge between $1.00 - $10.00 per month for service and $0.10 - $10.00 per look-up request depending on the customer’s application.”

Then, at the end of Phase 2 we added “GeoTraq’s current management team lacks the time, experience and technical expertise to implement both of these phases on their own.  Management will need to hire additional qualified personnel to execute the business plan.”

Market Information, page 26

15. Please revise your discussion under market information to specify that your common stock is currently being quoted on the OTC Pink marketplace with limited information. In addition, please specify why you are currently being traded in this marketplace.

Response:  The prospectus has been amended and Market Information on page 26 now reads:

Since April 3, 2014 GeoTraq’s common stock has been quoted on the OTC Pink market under the symbol “GTRQ”.  Our common stock is currently quoted on the OTC Pink marketplace with limited information.  It is presently quoted with limited information because we do not report current financial information to the OTC Pink marketplace.

We also discovered that a few of the historical stock prices were incorrect in the table and have corrected them.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

16. Please provide the name of your former director that issued the promissory note to you. Please file this note as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The name of Belkis Jimenez Rivero has been added and the note has been filed as Exhibit 3.5.

Management of GeoTraq acknowledges the following:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 206-283-1400 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Gregg Sullivan

Gregg Sullivan

CEO

GeoTraq, Inc.